UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO REPORTS PASSENGER TRAFFIC INCREASE OF 18.5% IN ITS 12 MEXICAN AIRPORTS AND OF 3.9% IN ITS MONTEGO BAY, JAMAICA AIRPORT FOR THE MONTH OF DECEMBER

Guadalajara, Jalisco, Mexico, January 7, 2016 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of December 2015 compared to traffic figures for December 2014.

During December 2015, total terminal passengers increased 18.5% in the 12 Mexican airports and 3.9% in the Montego Bay airport, compared to the same period of the previous year. Domestic passenger traffic presented a 19.5% increase in the Mexican airports, while international passenger traffic increased 16.6%. Montego Bay contributed 347 thousand passengers to GAP’s network of airports during the month of December, for an annual accumulated increase of 4.4%.

Domestic Terminal Passengers (in thousands):

Airport	Dec-14	Dec-15	% Var	Jan-Dec 14	Jan-Dec 15	% Var
Guadalajara	552.4	616.6	11.6%	5,850.7	6,536.6	11.7%
Tijuana	414.8	537.8	29.6%	4,358.1	4,823.0	10.7%
Los Cabos	77.9	98.7	26.8%	882.8	1,020.3	15.6%
Puerto Vallarta	84.1	98.7	17.4%	937.2	1,124.2	19.9%
Guanajuato	74.8	87.9	17.5%	741.2	936.4	26.3%
Hermosillo	103.3	122.0	18.1%	1,249.5	1,278.2	2.3%
La Paz	58.8	73.0	24.2%	660.1	672.6	1.9%
Aguascalientes	35.1	41.6	18.5%	399.7	471.8	18.0%
Mexicali	46.0	59.4	29.0%	504.0	591.2	17.3%
Morelia	24.4	25.2	3.4%	247.4	229.2	-7.4%
Los Mochis	24.0	29.7	23.7%	223.3	285.9	28.0%
Manzanillo	11.4	9.8	-13.9%	126.8	102.0	-19.6%
Total	1,507.0	1,800.6	19.5%	16,180.8	18,071.2	11.7%

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Patricia Cruz
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Follow us:   http://twitter.com/aeropuertosGAP

                     grupoaeroportuariodelpacifico

International Terminal Passengers (in thousands):

Airport	Dec-14	Dec-15	% Var	Jan-Dec 14	Jan-Dec 15	% Var
Guadalajara	285.7	323.1	13.1%	2,882.8	3,254.3	12.9%
Tijuana	2.1	4.9	136.2%	29.7	47.5	60.0%
Los Cabos	191.2	246.5	28.9%	2,402.3	2,632.6	9.6%
Puerto Vallarta	246.4	285.6	15.9%	2,190.2	2,469.3	12.7%
Guanajuato	49.7	53.3	7.3%	480.9	555.6	15.5%
Hermosillo	5.7	7.2	25.5%	76.7	71.1	-7.3%
La Paz	0.6	0.6	-3.2%	12.9	9.8	-23.7%
Aguascalientes	12.8	14.0	9.4%	140.8	161.3	14.5%
Mexicali	0.2	0.4	62.7%	3.2	4.5	41.4%
Morelia	23.6	21.8	-7.5%	228.7	249.3	9.0%
Los Mochis	0.4	0.5	8.2%	5.3	5.0	-6.1%
Manzanillo	12.1	10.5	-12.7%	84.5	92.4	9.4%
Total	830.5	968.4	16.6%	8,537.9	9,552.7	11.9%

Total Terminal Passengers (in thousands):

Airport	Dec-14	Dec-15	% Var	Jan-Dec 14	Jan-Dec 15	% Var
Guadalajara	838.1	939.7	12.1%	8,733.5	9,790.8	12.1%
Tijuana	416.9	542.6	30.2%	4,387.8	4,870.5	11.0%
Los Cabos	269.1	345.2	28.3%	3,285.1	3,652.9	11.2%
Puerto Vallarta	330.5	384.3	16.3%	3,127.4	3,593.5	14.9%
Guanajuato	124.5	141.3	13.4%	1,222.1	1,492.1	22.1%
Hermosillo	109.1	129.2	18.5%	1,326.2	1,349.3	1.7%
La Paz	59.4	73.6	23.9%	672.9	682.4	1.4%
Aguascalientes	47.9	55.5	16.1%	540.5	633.1	17.1%
Mexicali	46.3	59.8	29.2%	507.2	595.6	17.4%
Morelia	48.0	47.0	-2.0%	476.1	478.5	0.5%
Los Mochis	24.5	30.2	23.4%	228.6	290.9	27.2%
Manzanillo	23.5	20.3	-13.3%	211.3	194.4	-8.0%
Total	2,337.6	2,768.9	18.5%	24,718.7	27,624.0	11.8%

Montego Bay Airport (thousands)

	Dec-14	Dec-15	% Var	Jan-Dec 14	Jan-Dec 15	% Var
Total	334.3	347.4	3.9%	3,583.9	3,740.2	4.4%

GAP Passenger Traffic Report December 2015	Page 2

The following items are highlights from traffic results for the month of December:

•	Load Factor: During December GAP registered a 17.6% increase in the number of seats compared to last year. Load factor in 2015 grew 2.4 percentage points to reach 79.4%.

•	New Routes: Guadalajara to Tijuana by VivaAerobus; Guadalajara - Mazatlan - Los Mochis - Hermosillo by Aeromar; Puerto Vallarta to Detroit by IcelandAir; Los Cabos to Toronto by Westjet.

•	Bajio Region: Both the Aguascalientes and Guanajuato airports registered their best years to date in terms of passenger traffic. The important growth of the automotive industry in the region drove an increase in business travel, particularly to Mexico City and Los Angeles, which serve as connection hubs to the rest of the country and Asia.

•	Guadalajara: During December, this airport registered an increase of 115 thousand seats offered, compared to the prior year. Volaris has become the main operator in Guadalajara as a result of its 18 domestic and 22 international destinations served directly from that airport. This is the first time in the history of Guadalajara that this airport surpasses the 9.7 million passengers transported, consolidating its position as the third most important airport in Mexico.

•	Puerto Vallarta: Winter season flights are already in full swing at this airport; over 48 individual destinations are being served from Puerto Vallarta. As a result of its high connectivity and the presence of major North American airlines, this airport has become the most important airport in the Mexican Pacific coast for passengers travelling to Canada and Europe.

•	Los Cabos: Demand for flights to/from Los Cabos continues to grow as the winter season progresses. Passenger volume growth of 28.3% during December was the result of the 26.9% increase in the number of seats offered at the airport. For the upcoming years, several real estate projects have been announced for this destination, which are expected to add approximately 3,700 hotel rooms to this destination.

•	Tijuana: During December, this airport reached a record 542 thousand passengers, the highest of any month in the history of this airport. Notably, on December 9 the cross-border bridge officially opened, which has boosted passenger traffic on both sides of the border. As a result of the initiation of operations of this important project, new destinations and airlines are expected to join the diverse portfolio of options offered by this airport.
GAP Passenger Traffic Report December 2015	Page 3

•	Montego Bay: As of December, accumulated growth reached 4.4%, in line with expectations. A new route to Los Angeles was initiated during the month, which is expected to provide the airport with significant connectivity potential to Asia and Australia, via the American Airlines hub at this airport, as well as a route to Boston with American Airlines.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report December 2015	Page 4

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date:  January 7, 2015